TRACON Pharmaceuticals, Inc.

4350 La Jolla Village Drive, Suite 800

San Diego, California 92122

July 7, 2020

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ada Sarmento

RE:	TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-239574

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:30 p.m. Eastern Time on July 9, 2020, or as soon thereafter as is practicable.

Thank you for your assistance.  If you should have any questions, please contact Sean Clayton of Cooley LLP, counsel to the Registrant, at (858) 550-6034.

TRACON Pharmaceuticals, inc.

By: /s/ Scott Brown

Scott Brown

Chief Accounting Officer